                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15 (d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934



             FOR THE FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997


                          THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY
                            (FULL TITLE OF THE PLAN)


                        SENTINEL TRANSPORTATION COMPANY
                      3521 SILVERSIDE ROAD, CONCORD PLAZA
                    QUILLEN BUILDING, SECOND FLOOR, SUITE 2A
                             WILMINGTON, DE  19810
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

                                     INDEX

                                                                                              Page(s)

Report of Independent Accountants                                                                4

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with Fund Information at
  December 31, 1998 and 1997                                                                   5 - 11


  Statements of Changes in Net Assets Available for Plan Benefits, with Fund
  Information for the Year Ended December 31, 1998 and 1997
                                                                                              12 - 16


  Notes to Financial Statements                                                               17 - 26

Supplemental Schedules*:                                                                         27

  Schedule I:
     Schedule of Assets Held for Investment Purposes at December 31, 1998                        28

  Schedule II:
     Schedule of Reportable Transactions for the Year Ended December 31, 1998                    29


                                    EXHIBITS
                                    --------

 Exhibit
  Number                            Description
  ------                            -----------

    28           Consent of the Independent Accountant                                           30


*Other Supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation Company, has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                        Thrift Plan for the Employees of
                        Sentinel Transportation Company

                                October 13, 1999



                  By:          /S/ Jerry C Carson
                     ----------------------------------------------
                                  Jerry Carson
                                   President

                  [LETTERHEAD OF SIMON MASTER & SIDLOW, P.A.]


Thrift Plan for Employees of Sentinel Transportation Company Wilmington, Delaware 19810

     We have audited the accompanying statement of net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


/s/ Simon, Master & Sidlow, P.A.
Simon, Master & Sidlow, P.A.
Wilmington, Delaware


July 9, 1999

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                               December 31, 1998

                                                                           Fund Information
                                     -----------------------------------------------------------------------------------------------

                                                                             Barclays
                                         DuPont            Aggressive    Global Investors Merrill Lynch Merrill Lynch  Merrill Lynch
                                         Common               Asset      Three-Way Asset    Small Cap      Equity      International
                                          Stock            Allocation       Allocation        Index         Index          Index
                                          Fund              Portfolio          Fund           Trust         Trust          Trust
                                     ---------------     --------------- ---------------- ------------- -------------  -------------
Investments, at fair value
     DuPont Company common stock        $  1,491,369
      (cost $ 1,609,523)
     Mutual Funds
      (cost $ 514,070)
     Common/Collective Trusts                             $        2,115  $        58,893  $        448  $     83,661   $      1,355
      (cost $116,164)
     Loans to participants-
      principal balance

                                     ---------------     --------------- ---------------- ------------- -------------  -------------
                                           1,491,369               2,115           58,893           448        83,661          1,355
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)

                                     ---------------     --------------- ---------------- ------------- -------------  -------------
      Total investments                    1,491,369               2,115           58,893           448        83,661          1,355

Receivables
     Sentinel Transportation Company          18,181                  30              548           -           1,299              7
     Participant                              24,399                  50            1,017            44         2,293             29
     Investment income
     Other

                                     ---------------     --------------- ---------------- ------------- -------------  -------------
     Net assets available for plan
      benefits                          $  1,533,949 (a)  $        2,195  $        60,458  $        492  $     87,253   $      1,391
                                     ===============     =============== ================ ============= =============  =============

Unit or share values                    $     53.062 (b)  $       12.360  $        25.479  $     10.784  $     84.177   $     11.837
                                     ===============     =============== ================ ============= =============  =============


                                     -----------------------------------


                                           (c)
                                          Stable
                                          Value               Loan
                                          Fund                Fund
                                     ---------------     ---------------
Investments, at fair value
     DuPont Company common stock
      (cost $ 1,609,523)
     Mutual Funds
      (cost $ 514,070)
     Common/Collective Trusts
      (cost $116,164)
     Loans to participants-
      principal balance                                   $      274,109

                                     ---------------     ---------------
                                      $          -               274,109
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)          2,394,387

                                     ---------------     ---------------
      Total investments                    2,394,387             274,109

Receivables
     Sentinel Transportation Company          34,016
     Participant                              40,667
     Investment income
     Other                                                         9,171

                                     ---------------     ---------------
     Net assets available for plan
      benefits                        $    2,469,070 (a)  $      283,280 (a)
                                     ===============     ===============

Unit or share values                  $      116.731      $        1.000
                                     ===============     ===============

(a)   Represents more than 5% of the net assets available for benefits.
(b)   Reflects stock split
(c)   Previously known as Fixed Asset Fund

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                               December 31, 1998

                                                                                  Fund Information
                                          ----------------------------------------------------------------------------------------
                                          Fidelity    Franklin                                             Merrill
                                            Low-        Small                               Hotchkis &      Lynch         AIM
                                           Priced        Cap         Janus        Janus        Wiley        Growth      Equity
                                           Stock       Growth      Enterprise    Mercury   International     Fund    Constellation
                                            Fund        Fund          Fund         Fund        Fund         Class A       Fund
                                          --------    --------     ----------    -------   -------------   --------  -------------
Investments, at fair value
     DuPont Company common stock
      (cost $1,609,523)
     Mutual Funds                         $  5,710     $ 12,971      $     97    $ 19,234    $    920      $  6,972     $  5,568
      (cost $514,070)
     Common/Collective Trusts
      (cost $116,164)
     Loans to participants-
      principal balance
                                          --------     --------      --------    --------    --------      --------     --------
                                             5,710       12,971            97      19,234         920         6,972        5,568
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)
                                          --------     --------      --------    --------    --------      --------     --------
      Total investments                      5,710       12,971            97      19,234         920         6,972        5,568

Receivables
     Sentinel Transportation Company            12          134             -         296           -           292          124
     Participant                                12          224            40         575           -           425          213
     Investment income
     Other
                                          --------     --------      --------    --------    --------      --------     --------
     Net assets available for plan
      benefits                            $  5,734     $ 13,329      $    137    $ 20,105    $    920      $  7,689     $  5,905
                                          ========     ========      ========    ========    ========      ========     ========
Unit or share values                      $ 22.850     $ 22.570      $ 36.220    $ 24.110    $ 23.280      $ 21.510     $ 30.520
                                          ========     ========      ========    ========    ========      ========     ========

                                          -----------------------------------
                                          Franklin
                                           Custody    Templeton     Templeton
                                           Growth       Growth       Foreign
                                            Fund         Fund          Fund
                                          --------    ---------     ---------
Investments, at fair value
     DuPont Company common stock
      (cost $1,609,523)
     Mutual Funds                         $  6,397     $     40      $  2,260
      (cost $514,070)
     Common/Collective Trusts
      (cost $116,164)
     Loans to participants-
      principal balance
                                          --------     --------      --------
                                             6,397           40         2,260
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)
                                          --------     --------      --------
      Total investments                      6,397           40         2,260

Receivables
     Sentinel Transportation Company           142            -            28
     Participant                               267           20            28
     Investment income
     Other
                                          --------     --------      --------
     Net assets available for plan
      benefits                            $  6,806     $     60      $  2,316
                                          ========     ========      ========
Unit or share values                      $ 31.450     $ 16.370      $  8.390
                                          ========     ========      ========

(a)   Represents more than 5% of the net assets available for benefits.
(b)   Reflects stock split
(c)   Previously known as Fixed Asset Fund

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                               December 31, 1998

---------------------------------------------------------------------------------------------------------
                                                                                        Merrill
                                                                             Merrill     Lynch
                                                                              Lynch      Basic      MFS
                                          Fidelity    Fidelity     MFS       Capital     Value     Total
                                          Magellan     Fund      Research     Fund       Fund      Return
                                           Fund        PV1         Fund      Class A    Class A     Fund
                                        ----------   ---------  ---------   --------    -------   -------
Investments, at fair value
     DuPont Company common stock
      (cost $1,609,523)
     Mutual Funds                        $279,407     $ 32,410   $ 5,160    $75,977     $49,130   $ 1,271
      (cost $514,070)
     Common/Collective Trusts
      (cost $116,164)
     Loans to participants-
      principal balance
                                        ---------     --------   -------    -------     -------   -------
                                          279,407       32,410     5,160     75,977      49,130     1,271
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)
                                        ---------     --------   -------    -------     -------   -------
      Total investments                   279,407       32,410     5,160     75,977      49,130     1,271

Receivables
     Sentinel Transportation Company        2,542          286        68        742         705        32
     Participant                            3,645          310        68      1,102       1,043        53
     Investment income
     Other
                                        ---------     --------   -------    -------     -------   -------
     Net assets available for plan
      benefits                           $285,594 (a) $ 33,006   $ 5,296    $77,821     $50,878   $ 1,356
                                        =========     ========   =======    =======     =======   =======
Unit or share values                     $120.820     $ 36.690   $25.150    $34.410     $38.020   $14.960
                                        =========     ========   =======    =======     =======   =======


------------------------------------------------------------------------------
                                         Merrill
                                          Lynch                       Fidelity
                                          Global           AIM         Equity
                                        Holdings, Inc.    Value        Income
                                          Class A          Fund         Fund
                                        --------------  ---------   ---------
Investments, at fair value
     DuPont Company common stock
      (cost $1,609,523)
     Mutual Funds                           $25,094      $16,843    $   928
      (cost $514,070)
     Common/Collective Trusts
      (cost $116,164)
     Loans to participants-
      principal balance
                                            -------      -------    -------
                                             25,094       16,843        928
Investments, at contract value
     Stable Value Fund
      (contract value $2,172,356)
                                            -------      -------    -------
      Total investments                      25,094       16,843        928

Receivables
     Sentinel Transportation Company            441          259          -
     Participant                                681          457          -
     Investment income
     Other
                                            -------      -------    -------
     Net assets available for plan
      benefits                              $26,216      $17,559    $   928
                                            =======      =======    =======
Unit or share values                        $13.400      $40.190    $55.550
                                            =======      =======    =======

(a) Represents more than 5% of the net assets available for benefits.
(b) Reflects stock split
(c) Previously known as Fixed
    Asset Fund

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION
                               December 31, 1998

                                                              Fund Information
                                                -------------------------------------------
                                                                 Pending
                                                  Fidelity      Settlement
                                                  Growth &        Funds
                                                   Income           &             Total
                                                    Fund         Accrued           All
                                                   Class A        Income          Funds
                                                ------------   ------------   -------------
Investments, at fair value
     DuPont Company common stock                                              $   1,491,369
       (cost $1,609,523)
     Mutual Funds                               $     43,576                        589,965
       (cost $514,070)
     Common/Collective Trusts                                                       146,472
       (cost $116,164)
     Loans to participants-                                                         274,109
       principal balance
                                                ------------   ------------   -------------
                                                      43,576   $          -       2,501,915
Investments, at contract value
     Stable Value Fund                                                            2,394,387
       (contract value $2,172,356)
                                                ------------   ------------   -------------
       Total investments                              43,576              -       4,896,302

Receivables
     Sentinel Transportation Company                     267                         60,451
     Participant                                         318                         77,980
     Investment income                                                3,309           3,309
     Other                                                                            9,171
                                                ------------   ------------   -------------
     Net assets available for plan
       benefits                                 $     44,161   $      3,309   $   5,047,213
                                                ============   ============   =============
Unit or share values                            $     45.840
                                                ============

(a)   Represents more than 5% of
      the net assets available for
      benefits.
(b)   Reflects stock split
(c)   Previously known as Fixed
      Asset Fund

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                               December 31, 1997

                                                                                                                    Fund Information
                                ---------------------------------------------------------------------------------------------------
                                                                                                                           Merrill
                                 Dupont         Aggressive                                                  Fidelity        Lynch
                                 Common            Asset                            Fixed                     Low           Growth
                                 Stock           Allocation         Barclays       Income       Loan         Priced          Fund
                                  Fund            Portfolio          3-Way          Fund        Fund         Stock         Class A
                                -----------    --------------   -------------   ----------  -----------  -------------   ----------
Investments, at fair value
    (notes 1,2 and 3)
    DuPont Company common stock  $1,102,448
     (cost $ 994,434)
    Mutual Funds                                                                                          $      1,119   $    1,713
     (cost $ 300,096)
    Common/Collective Trusts                   $        210    $        56,063
     (cost $47,551)
    Loans to participants-
     principal balance                                                                       $  148,136
                                 ----------     ------------   ---------------  ----------    ----------  -------------  -----------
                                  1,102,448              210   $        56,063  $        -       148,136          1,119        1,713
Investments, at contract value
    Fixed income fund                                                           1,680,065
     (contract value $1,594,160)
    Pending Settlement Fund
     (cost $ 3,214)
                                 ----------     ------------   ---------------  ----------    ----------  -------------  -----------
     Total investments            1,102,448              210            56,063   1,680,065       148,136          1,119        1,713

Receivables
    Sentinel Transportation
     Company                         17,091               26               652      34,693                           52          183
    Participant                      23,305               44             1,031      38,968                          166          361
    Investment income
    Other                                                                                         4,192
                                 ----------     ------------   ---------------  ----------    ----------  -------------  -----------
    Net assets available for
      plan benefits              $1,142,844 (a) $        280   $        57,746  $1,753,726 (a) $ 152,328   $      1,337   $    2,257
                                 ==========     ============   ===============  ==========    ==========  =============  ===========
Unit or share values (note 2)   $   60.062 (b) $     10.550    $        20.140  $  108.613                 $     25.130   $   28.650
                                ==========     ============    ===============  ==========                =============  ===========

                                  -------------------------------------------------------------------------------------------------
                                                                                                                        Merrill
                                       AIM                                                                               Lynch
                                     Equity            Franklin     Templeton      Fidelity      Fidel     MFS          Capital
                                   Constellation       Balance       Foreign       Magellan      Fund     Research       Fund
                                      Fund              Sheet          Fund          Fund        PV1       Fund         Class A
                                  --------------    -------------  -----------   ------------  --------- ----------   -------------
Investments, at fair value
    (notes 1,2 and 3)
    DuPont Company common stock
     (cost $ 994,434)
    Mutual Funds                  $        75        $        183    $     806     $ 168,191    $    187   $    961     $   51,891
     (cost $ 300,096)
    Common/Collective Trusts
     (cost $47,551)
    Loans to participants-        -------------     -------------    ---------    -----------  ---------  ---------    -----------
     principal balance                     75                 183          806       168,191         187        961         51,891

Investments, at contract value
    Fixed income fund
     (contract value $1,594,160)
    Pending Settlement Fund
     (cost $ 3,214)               -------------     -------------    ---------    -----------  ---------  ---------   ------------
     Total investments                     75                 183          806       168,191         187        961         51,891

Receivables
    Sentinel Transportation
     Company                               79                  40           26         2,648          40         55            775
    Participant                           174                  40           26         3,919          40         74          1,164
    Investment income
    Other
                                  -----------       -------------    ---------     ---------    --------   --------     ----------
    Net assets available for
      plan benefits               $       328        $        263    $     858     $ 174,758    $    267   $  1,090     $   53,830
                                  ===========       =============    =========     =========    ========   ========     ==========
Unit or share values (note 2)     $    26.380        $     33.540    $   9.950     $  95.270    $ 29.810   $ 21.290     $   34.510
                                  ===========       =============    =========     =========    ========   ========     ==========

(a)  Represents more than 5% of the net assets available for benefits.

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                               December 31, 1997

                                                                          Fund Information
                                    ------------------------------------------------------------------------------------------------
                                    Merrill   Franklin                                                       Pending
                                     Lynch     Small    Merrill              Merrill            Fidelity   Settlement
                                     Basic    Capital    Lynch        MFS     Lynch             Growth &      Funds
                                     Value     Growth   Equity       Total    Global     AIM     Income         &          Total
                                      Fund      Fund   Index TR      Return  Holdings   Value     Fund       Accrued        All
                                    Class A   Class I   Tier 6        Fund   Class A    Fund    Class A      Income        Funds
                                    --------- --------- ---------   -------- ---------  ------- ---------  ----------   ------------
Investments, at fair value
     (notes 1, 2 and 3)                                                                                                 $  1,102,448
     DuPont Company common stock
       (cost $ 994,434)             $  29,550 $  12,615 $  35,439   $    348 $  16,935  $    76 $   1,131                    321,220
     Mutual Funds
       (cost $ 300,096)                                                                                                       56,273
     Common/Collective Trusts
       (cost $47,551)                                                                                                        148,136
     Loans to participants-
       principal balance
                                    --------- --------- ---------   -------- ---------  ------- ---------  ----------   ------------
                                       29,550    12,615    35,439        348    16,935       76     1,131  $      -        1,628,077


Investments, at contract value                                                                                             1,680,065
     Fixed income fund
       (contract value $1,594,160)                                                                              3,214          3,214
     Pending Settlement Fund
       (cost $ 3,214)
                                    --------- --------- ---------   -------- ---------   ------ ---------  ----------   ------------
                                       29,550    12,615    35,439        348    16,935       76     1,131       3,214      3,311,356

       Total investments

Receivables                               534       113       853         32       403       79        52                     58,426
     Sentinel Transportation Company      812       267     1,272         37       649      174       164                     72,687
     Participant                                                                                                2,782          2,782
     Investment income                                                                                                         4,192
     Other
                                    --------- --------- ---------   -------- ---------  ------- ---------  ----------   ------------
     Net assets available for plan
       benefits                     $  30,896 $  12,995 $  37,564   $    417 $  17,987  $   329 $   1,347  $    5,996   $  3,449,443
                                    ========= ========= =========   ======== =========  ======= =========  ==========   ============

                                    $  37.080 $  22.930 $  65.441   $ 15.820 $  13.190  $32.420 $  38.100
                                    ========= ========= =========   ======== =========  ======= =========

Unit or share values (note 2)

(a)  Represents more than 5% of the net assets available for benefits.
(b)  Reflects stock split which occurred on June 12, 1997.

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION

           For The Year Ended December 31, 1997

                                                                                          Fund Information
                                       -------------------------------------------------------------------------------------------
                                                                      Barclays                          Merrill
                                         DuPont     Aggressive    Global Investors    Merrill Lynch      Lynch       Merrill Lynch
                                         Common       Asset        Three-Way Asset      Small Cap        Equity       International
                                         Stock      Allocation        Allocation          Index         Index TR         Index
                                          Fund       Portfolio           Fund             Trust          Tier 6          Trust
                                      ----------    ----------     ---------------    ------------     ----------    -------------
Investment income
   Interest
   Dividends                        $     28,746
   Distributions of loan
     interest income                       4,783                    $          79                     $      665

   Net realized gains (losses)            28,704                            2,750                          2,239     $       (17)

   Net unrealized appreciation
     (depreciation) in fair value
     of investments                     (228,752)   $      149             10,544     $        27         12,823              69
                                    ------------    ----------      -------------     -----------      ---------     -----------
     Total investment income
     (losses)                           (166,519)          149             13,373              27         15,727              52

Contributions
   Sentinel Transportation
     Company's contributions             203,666           319              7,720                         13,186             147
   Participants'                         376,540         1,447             15,297             465         20,638           1,358
                                    ------------    ----------      -------------     -----------      ---------     -----------
                                         580,206         1,766             23,017             465         33,824           1,505

Withdrawals                              (85,503)                         (12,461)                        (4,102)

Net transfers among funds
      Loans                              (83,729)                          (1,831)                        (1,803)
      Loan principal repayments           19,313                              543                            882
      Interfund transfers                127,337                          (19,929)                         5,161            (166)
                                    ------------    ----------      -------------     -----------      ---------     -----------
                                         (22,582)            -            (33,678)              -            138            (166)

                                    ------------    ----------      -------------     -----------      ---------     -----------
Net increase (decrease)                  391,105         1,915              2,712             492         49,689           1,391

Net assets available for plan
  benefits:

   Beginning of year                   1,142,844           280             57,746               -         37,564               -

                                    ------------    ----------      -------------     -----------      ---------     -----------
   End of year                      $  1,533,949    $    2,195      $      60,458     $       492      $  87,253           1,391
                                    ============    ==========      =============     ===========      =========     ===========


                                                       --------------------------
                                                          (c)
                                                         Stable
                                                         Value              Loan
                                                          Fund              Fund
                                                       -----------     ----------
Investment income
   Interest
   Dividends
   Distributions of loan
     interest income                                   $    8,243

   Net realized gains (losses)                         $   25,871

   Net unrealized appreciation
     (depreciation) in fair value
     of investments                                       127,310
                                                      -----------      ----------
     Total investment income                              161,424      $        -
       (losses)

Contributions
   Sentinel Transportation
     Company's contributions                              423,751
   Participants'                                          621,491           4,979
                                                      -----------      ----------
                                                        1,045,242           4,979

Withdrawals                                              (266,498)        (24,999)

Net transfers among funds                                (113,507)        213,479
      Loans
      Loan principal repayments                            34,331         (62,993)
      Interfund transfers                                (145,648)            486
                                                      -----------      ----------
                                                         (491,322         125,973

                                                      -----------      ----------
Net increase (decrease)                                   715,344         130,952

Net assets available for plan
  benefits:

   Beginning of year                                    1,753,726         152,328

                                                      -----------      ----------
   End of year                                          2,469,070      $  283,280
                                                      ===========      ==========

(c) Previously known as Fixed
      Asset Fund


     The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     For The Year Ended December 31, 1997

                                                                   Fund Information
                                            -------------------------------------------------------------------
                                                            Franklin
                                            Fidelity          Small
                                              Low-           Capital                               Hotchkis &
                                             Priced          Growth        Janus         Janus        Wiley
                                              Stock           Fund       Enterprise     Mercury   International
                                              Fund           Class I        Fund         Fund         Fund
                                            --------        --------     ----------     -------   -------------

Investment income
  Interest
  Dividends                                 $   394         $    185     $       10     $ 1,481   $          22
  Distributions of loan
    interest income                                               39                        112
  Net realized gains (losses)                                   (565)           (23)       (166)
  Net unrealized appreciation
    (depreciation in fair value
    of investments                              (502)           (107)             6       2,453             (18)

                                            --------        --------     ----------     -------   -------------
    Total investments income (losses)           (108)           (448)            (7)      3,880               4

Contributions
  Sentinel Transportation
    Company's contributions                      546           2,142                      1,734
  Participants'                                2,497           4,309            322       3,063             916
                                            --------        --------     ----------     -------   -------------
                                               3,043           6,451            322       4,797             916

Withdrawals                                                                                (330)

Net transfers among funds
  Loans                                                          (36)
  Loan principal payments                                        171                        281
  Interfund transfer                           1,462          (5,804)          (178)     11,477
                                            --------        --------     ----------     -------   -------------
                                               1,462          (5,669)          (178)     11,428               -

                                            --------        --------     ----------     -------   -------------
Net increase (decrease)                        4,397             334            137      20,105             920

Net assets available for
  plan benefits:

  Beginning of year                            1,337          12,995              -           -               -

                                            --------        --------     ----------     -------   -------------
  End of year                               $  5,734        $ 13,329     $      137     $20,105   $         920
                                            ========        ========     ==========     =======   =============

                                             ------------------------------------------------------------------
                                             Merrill
                                              Lynch         AIM            Franklin
                                              Growth       Equity          Custody    Templeton       Templeton
                                               Fund    Constellation        Growth      Growth         Foreign
                                             Class A        Fund             Fund        Fund           Fund
                                             -------   -------------       --------   ---------       ---------
Investment income
  Interest
  Dividends                                  $   115   $         136       $    121                   $     137
  Distributions of loan
    interest income                                               28                                         14
  Net realized gains (losses)                   (137)            (41)                 $      (7)           (104)
  Net unrealized appreciation
    (depreciation in fair value
    of investments                            (1,352)            474            440                        (271)

                                            --------        --------     ----------     -------   -------------
    Total investments income                  (1,374)            597            561          (7)           (224)

Contributions
  Sentinel Transportation
    Company's contributions                    2,177           1,454            927                         436
  Participants'                                4,464           2,681          1,778         161           1,392
                                            --------        --------     ----------     -------   -------------
                                               6,641           4,135          2,705         161           1,828

Withdrawals                                     (445)

Net transfers among funds
  Loans
  Loan principal payments                                        283                                        119
  Interfund transfer                             610             562          3,540         (94)           (265)
                                            --------        --------     ----------     -------   -------------
                                                 165             845          3,540         (94)           (146)

                                            --------        --------     ----------     -------   -------------
Net increase (decrease)                        5,432           5,577          6,806          60           1,458
Net assets available for
  plan benefits:
   Beginning of year                           2,257             328              -           -             858

                                            --------        --------     ----------     -------   -------------
  End of year                                $ 7,689         $ 5,905        $ 6,806        $ 60         $ 2,316
                                            ========        ========     ==========     =======   =============

(c) Previously known as Fixed Asset Fund


    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     For The Year Ended December 31, 1997

----------------------------------------------------------------------------------------------------------------------
                                                                                                            Merrill
                                                                                            Merrill          Lynch
                                                                                             Lynch           Basic
                                                  Fidelity      Fidelity        MFS         Capital          Value
                                                  Magellan        Fund       Research         Fund            Fund
                                                    Fund          PV1          Fund          Class A         Class A
                                                -------------   --------    ----------    -------------   ------------
Investment income
   Interest
   Dividends                                    $      13,091   $    1,186  $      188    $       4,301   $      3,760
   Distributions of loan interest income                  711           89                          199            361
   Net realized gains (losses)                          7,323        1,500        (126)             (27)          (339)
   Net unrealized appreciation (depreciation)
     in fair value of investments                      47,292        3,522         303             (309)           584
                                                -------------   ----------  ----------     ------------   ------------
     Total investment income (losses)                  68,417        6,297         365            4,164          4,366

Contributions
   Sentinel Transportation
     Company's contributions                           31,257        2,346         797            9,162          8,624
   Participants'                                       60,631        3,519       1,010           13,582         11,329
                                                -------------   ----------  ----------    -------------   ------------
                                                       91,888        5,865       1,807           22,744         19,953

Withdrawals                                           (14,446)      (1,289)     (1,625)          (5,874)         2,008)

Net transfers among funds
   Loans                                               (4,745)        (165)                      (3,749)          (473)
   Loan principal repayments                            3,110          360          27              926            936
   Interfund transfers                                (33,388)      21,671       3,632            5,780         (2,792)
                                                -------------   ----------  ----------    -------------   ------------
                                                      (49,469)      20,577       2,034           (2,917)         4,337)
                                                -------------   ----------  ----------    -------------   ------------
Net increase (decrease)                               110,836       32,739       4,206           23,991         19,982

Net assets available for plan benefits:

   Beginning of year                                  174,758          267       1,090           53,830         30,896
                                                -------------   ----------  ----------    -------------   ------------
   End of year                                  $     285,594   $   33,006  $    5,296    $      77,821   $     50,878
                                                =============   ==========  ==========    =============   ============
(c) Previously known as Fixed
      Asset Fund

                                                                      Merrill                              Fidelity
                                                        MFS            Lynch                   Fidelity    Growth &
                                                       Total          Global         AIM        Equity      Income
                                                       Return        Holdings       Value       Income       Fund
                                                        Fund          Class A        Fund        Fund       Class A
                                                      --------      -----------   ----------   ---------    --------
Investment income
   Interest
   Dividends                                          $   166       $     3,548   $    1,057   $      32     $ 1,839
   Distributions of loan interest income                    7               294          106                      18
   Net realized gains (losses)                             22               804           13                     813
   Net unrealized appreciation (depreciation)
     in fair value of investments                        (110)             (362)       1,582         (20)      3,592
                                                      -------       -----------   ----------   ---------     -------
     Total investment income (losses)                      85             4,284        2,758          12       6,262

Contributions
   Sentinel Transportation
     Company's contributions                              159             5,225        2,551                   2,656
     Participants'                                        217             8,329        4,545         916       5,388
                                                      -------       -----------   ----------   ---------     -------
                                                          376            13,554        7,096         916       8,044

Withdrawals                                                              (1,981)

Net transfers among funds
  Loans                                                                    (999)         (73)                 (2,242)
  Loan principal repayment                                 14             1,012          440                     189
  Interfund transfers                                     464            (7,641)       7,009                  30,561
                                                      -------       -----------   ----------   ---------     -------
                                                          478            (9,609)       7,376          -       28,508
                                                      -------       -----------   ----------   ---------     -------
Net increase (decrease)                                   939             8,229       17,230         928      42,814

Net assets available for plan benefits:

  Beginning of year                                       417            17,987          329          -        1,347
                                                      -------       -----------   ----------   ---------     -------
   End of year                                        $ 1,356       $    26,216   $   17,559   $     928     $44,161
                                                      =======       ===========   ==========   =========     =======
(c) Previously known as Fixed
      Asset Fund

        The accompanying notes are an integral part of the financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     For The Year Ended December 31, 1997


                                                            Fund Information
                                        ----------------------------------------------------
                                                           Pending
                                                          Settlement
                                                            Funds
                                          Franklin            &                Total
                                           Balance         Accrued              All
                                            Sheet          Income              Funds
                                        --------------  ----------------  ------------------
Investment income
   Interest                                             $         526      $            526
   Dividends                            $           2                                60,517
   Distributions of loan
     interest income                               26                                15,774
   Net realized gains (losses)                     40                                68,527
   Net unrealized appreciation
     (depreciation) in fair value
     of investments                                                                 (20,633)
                                        --------------  ----------------  ------------------
     Total investment income (losses)              68             526               124,711

Contributions
   Sentinel Transportation
     Company's contributions                      158                               721,140
   Participants'                                  158                             1,173,422
                                        --------------  ----------------  ------------------
                                                  316               -             1,894,562

Withdrawals                                                                        (421,561)

Net transfers among funds
   Loans                                         (127)                                    -
   Loan principal repayments                       56                                     -
   Interfund transfers                           (576)         (3,213)                   58
                                        --------------  ----------------  ------------------
                                                 (647)         (3,213)             (421,503)

                                        --------------  ----------------  ------------------
Net increase (decrease)                          (263)         (2,687)            1,597,770

Net assets available for
   plan benefits:

   Beginning of year                              263           5,996             3,449,443
                                        --------------  ----------------  ------------------
   End of year                          $           -   $       3,309      $      5,047,213
                                        ==============  ================  ==================
(c) Previously known as Fixed
      Asset Fund

    The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     For The Year Ended December 31, 1997

                                                       Fund Information
                              ----------------------------------------------------------------------------------
                                                         Barclays
                                                          Global
                                                         Investors    Merrill                          Fidelity
                                 Dupont     Aggressive   Three-Way     Lynch                             Low-
                                 Common       Asset        Asset      Equity      Fixed                 Priced
                                 Stock      Allocation   Allocation    Index     Income       Loan      Stock
                                 Fund       Portfolio      Fund       Trust 1     Fund        Fund      Fund
                              -----------  ------------  ----------  ---------- ----------  --------  -----------
Investment income
   Interest
   Dividends                  $   16,648                                                                    48
   Distributions of loan
     interest income               1,431                                        $    3,240
   Net realized gains (losses)    28,741                 $  1,934    $  4,346       15,746
   Net unrealized appreciation
     (depreciation) in fair
     value of investments        113,200                    8,723                   85,905                 (17)

                              -----------  ------------  ----------  ---------- ----------  ---------  -----------
     Total investment income     160,020   $         -     10,657       4,346      104,891  $      -         31

Contributions
   Sentinel Transportation
     Company's contributions     188,554           105     10,115       3,890      453,686                  312
   Participants'                 267,899           175     16,136       5,221      603,309      4,192       994
   Rollover
                              -----------  ------------  ----------  ---------- ----------  ---------  -----------
                                 456,453           280     26,251       9,111    1,056,995      4,192     1,306

Withdrawls                      (103,762)                 (11,220)     (2,410)    (176,852)    (3,843)

Net transfers among funds
   Loans                         (40,901)                  (1,313)     (1,025)     (99,397)   164,093
   Loan principal repayments       4,374                    1,250                   17,356    (24,075)
   Interfund transfers           (66,095)                 (23,292)    (38,988)    (263,931)

Assets transfered in             304,795                      311       9,421       71,931

Other (debits) & credits          (2,738)                    (458)                  (5,353)       135

Affiliated company
   transfers in (out), net
                              -----------  ------------  ----------  ---------- ----------  ---------  -----------
                                  95,673             -    (34,722)    (33,002)    (456,246)   136,310         -
                              -----------  ------------  ----------  ---------- ----------  ---------  -----------

Net increase (decrease)          712,146           280      2,186     (19,545)     705,640    140,502     1,337

Net assets available
   for plan benefits:
   Beginning of year             430,698             -     55,560      19,545    1,048,086     11,826         -
                              -----------  ------------  ----------  ---------- ----------  ---------  -----------

   End of year                $1,142,844   $       280   $ 57,746    $      -   $1,753,726  $ 152,328  $  1,337
                              ===========  ============  ==========  ========== ==========  =========  ===========


                              -----------------------------------------------------------------------
                                Merrill
                                 Lynch             AIM
                                Growth            Equity        Franklin     Templeton      Fidelity
                                 Fund          Constellation    Balance       Foreign       Magellan
                                Class A            Fund          Sheet         Fund           Fund
                              -------------  ---------------  -----------  ------------  ------------
Investment income
   Interest
   Dividends                  $      122     $          5     $       10   $        78   $   10,605
   Distributions of loan
     interest income                                                   8                        260
   Net realized gains (losses)                                                                4,993
   Net unrealized appreciation
     (depreciation) in fair
     value of investments           (207)              (7)            (9)         (124)      16,525

                              -------------  ---------------  -----------  ------------  ------------
     Total investment income         (85)              (2)             9           (46)      32,383

Contributions
   Sentinel Transportation
     Company's contributions         842              108            119           157       35,730
   Participants'                   1,500              222            119           157       49,049
   Rollover
                              -------------  ---------------  -----------  ------------  ------------
                                   2,342              330            238           314       84,779

Withdrawls                                                                                  (14,765)

Net transfers among funds
   Loans                                                                                    (14,076)
   Loan principal repayments                                          16                        676
   Interfund transfers                                                                      (26,488)

Assets transfered in                                                               590        6,808

Other (debits) & credits                                                                     (1,003)

Affiliated company
   transfers in (out), net
                              -------------  ---------------  -----------  ------------  -------------
                                       -                -             16           590      (48,848)
                              -------------  ---------------  -----------  ------------  -------------

Net increase (decrease)            2,257              328            263           858       68,314

Net assets available
   for plan benefits:
   Beginning of year                   -                -              -             -      106,444
                              -------------  ---------------  -----------  ------------  -------------
   End of year                $    2,257     $        328     $      263   $       858   $  174,758
                              =============  ===============  ===========  ============  =============

     The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                     For The Year Ended December 31, 1997

                                                                               Fund Information
                                       ---------------------------------------------------------------------------------------------
                                                                           Merrill   Franklin
                                                                 Merrill    Lynch      Small        Merrill             Merrill
                                                                  Lynch     Basic     Capital       Lynch      MFS      Lynch
                                        Fidelity       MFS       Capital    Value     Growth        Equity    Total     Global
                                         Fund       Research      Fund      Fund       Fund        Index TR   Return   Holdings
                                          PV1          Fund      Class A   Class A    Class 1       Tier 6     Fund    Class A
                                       ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------
Investment income
   Interest
   Dividends                           $        9   $       43   $  4,101  $   2,638  $      536              $    31  $    1,990
   Distributions of loan
     interest income                            8                      28          7               $      18                   93
   Net realized gains (losses)                                        322      1,376                      65                  864
   Net unrealized appreciation
     (depreciation) in fair
     value of investments                      (4)         (36)     3,312      1,776        (675)      2,566      (20)     (1,782)
                                       ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------
     Total investment income                   13            7      7,763      5,797        (139)      2,649       11       1,165

Contributions
   Sentinel Transportation
     Company's contributions                  119          215      9,638     10,066         557       4,888      189       5,517
   Participants'                              119          253     14,000     10,425       1,399       7,229      217       8,022
   Rollover                            ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------
                                              238          468     23,638     20,491       1,956      12,117      406      13,539

Withdrawals                                                        (4,540)      (692)                 (1,873)              (9,361)

Net transfers among funds
   Loans                                                           (1,941)    (1,571)                   (651)              (3,218)
   Loan principal repayments                   16                      55         57                      36                  239
   Interfund transfers                                             (4,549)   (20,753)                                        (900)

Assets transfered in                                       615      3,778     17,055      11,178      35,544                  155

Other (debits) & credits                                                                                                     (738)

Affiliated company                                                                                   (10,258)
   transfers in (out), net
                                       ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------
                                               16          615     (7,197)    (5,904)     11,178      22,798        -     (13,823)
                                       ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------

Net increase (decrease)                       267        1,090     24,204     20,384      12,995      37,564      417         881

Net assets available
   for plan benefits:
   Beginning of year                            -            -     29,626     10,512                                       17,106
                                       ----------   ----------  ---------  ---------  ----------   ---------  -------  -------------
   End of year                         $      267   $    1,090  $  53,830  $  30,896  $   12,995   $  37,564  $   417  $   17,987
                                       ==========   ==========  =========  =========  ==========   =========  =======  =============

                                       ---------------------------------------------

                                                                 Pending
                                                    Fidelity    Settlement
                                                     Growth        Funds
                                          Aim        Income          &
                                         Value        Fund        Accrued    Total
                                          Fund      Class A       Income      All
                                       ----------   ----------  ---------  ---------
Investment income
   Interest                                                      $  2,781  $     2,781
   Dividends                           $        8   $       25             $    36,897
   Distributions of loan
     interest income                                                             5,093
   Net realized gains (losses)                                                  58,387
   Net unrealized appreciation
     (depreciation) in fair
     value of investments                      (9)          15                 229,132
                                       ----------   ----------  ---------  -----------
     Total investment income                   (1)          40      2,781      332,290

Contributions
   Sentinel Transportation
     Company's contributions                  108          313          7      725,235
   Participants'                              222          994          6      991,859
   Rollover                            ----------   ----------  ---------  -----------
                                              330        1,307         13    1,717,094

Withdrawals                                                                   (329,318)
Net transfers among funds
   Loans                                                                             -
   Loan principal repayments                                                         -
   Interfund transfers                                           (359,230)    (804,226)

Assets transfered in                                                           462,181

Other (debits) & credits                                                       (10,155)

Affiliated company                                                362,432      352,174
   transfers in (out), net
                                       ----------   ----------  ---------  -----------
                                                -            -      3,202     (329,344)
                                       ----------   ----------  ---------  -----------

Net increase (decrease)                       329        1,347      5,996    1,720,040

Net assets available
   for plan benefits:
   Beginning of year                                                         1,729,403
                                       ----------   ----------  ---------  -----------
   End of year                         $      329   $    1,347  $   5,996  $ 3,449,443
                                       ==========   ==========  =========  ===========

     The accompanying notes are an integral part of the financial statements

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


NOTE 1 -- DESCRIPTION OF THE THRIFT PLAN:

     The following description of the Thrift Plan for employees of Sentinel Transportation Company provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

     Sentinel Transportation Company (the "Company") became a wholly owned subsidiary of E. I. du Pont de Nemours and Company in December 1995. Prior to its incorporation, the Company was part of Conoco Inc.'s downstream operation (transportation). As part of Conoco, Inc., eligible employees of such operation participated in the Thrift Plan for the Employees of Conoco, Inc.

     With the incorporation of the Company, Conoco employees, dedicated to such operations, were transferred to and became Sentinel Employees. Sentinel's Board of Directors adopted, effective January 1, 1996, the Thrift Plan for Sentinel Transportation Company (the "Plan"), to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

     The Plan is a defined contribution plan which was established in 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

     The Purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service, are eligible to participate in a qualified profit-sharing plan of an affiliated company from which they were transferred, or became, prior to January 1, 1993, and remained members of the Thrift Plan for Employees of Conoco, Inc.; are eligible to participate in the Plan.

                          THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



     An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 38% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof; however, no more than 19% may be deposited into a before-tax account. Participants' monthly deductions up to 6% are called Basic Deposits. The Company will contribute an amount equal to 100% of the participant's monthly Basic Deposits.

     Subject to certain limitations, certain Participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 16%. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" Participants are currently able to make lump sum Supplemental Deposits.

     A participant with less than five years of participation credit or service, who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with the specific plan provisions. Company contributions will be suspended for six months if a participant makes an in-service withdraw of any earnings in the before-tax or after-tax accounts, or Basic Deposits or Company Contributions contributed during the last 24 months. Employee deposits and matching Company Contributions will be suspended for up to 12 months if a Participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal.

     Any vested Participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in March following the year in which a former Participant reaches age 70-1/2. A Participant who is an active employee may elect to defer minimum distributions until he separates from service or may elect to commence minimum distribution payments in March following the year in which he reaches age 70-1/2.

     Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

                          THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997



INVESTMENT FUNDS

Stable Value Fund (formerly known as the Fixed Income Fund)
-----------------

Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide a predetermined or stable rate of return and are held at contract value.

DuPont Common Stock Fund
------------------------

Common stock of E.I. du Pont de Nemours and Company, Sentinel Transportation Company's ultimate parent company.

Loan Fund
---------

Participant loans - amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------

A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:
-------------

Merrill Lynch Global Holdings, Inc. Class A - seeks highest total investment return consistent with prudent risk through global diversification.

Merrill Lynch Capital Fund Class A - seek highest total investment return consistent with prudent risk.

Merrill Lynch Basic Value Fund Class A - seeks capital appreciation and income.

Merrill Lynch Growth Fund Class A - seeks growth of capital and return.

Index Funds:
------------

Merrill Lynch Small Cap Index Trust - seeks to track the holdings and total return of the Russell 2000 Index.

Merrill Lynch International Index Trust - seeks to track the holdings and return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far
East) Index.

                          THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


Merrill Lynch Equity Index Trust - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Price Index (S&P 500 Index). The Equity Index Tier 6 Trust is referred to as the Large Company Stock Index in Participant communications.

Other Mutual Funds
------------------

In addition to the Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degree of risk. The list of mutual funds available is:

AIM Equity Constellation Fund - seeks aggressive capital growth.

AIM Value Fund - seeks long-term capital growth.

Fidelity Fund PVI - seeks long-term capital growth.

Fidelity Equity Income Fund - seeks reasonable income and potential for capital appreciation.

Fidelity Growth & Income Fund Class A - seeks high total return.

Fidelity Low-Priced Stock Fund - seeks capital appreciation.

Fidelity Magellan Fund - seeks capital appreciation.

Franklin Balance Sheet Investment - seeks high total return.

Franklin Custody Growth Fund - seeks capital appreciation.

Franklin Small Cap Growth Fund - seeks long-term capital growth.

Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.

Janus Enterprise Fund - seeks long-term growth of capital.

Janus Mercury Fund - seeks long-term growth of capital.

MFS Research Fund - seeks long-term growth of capital and future income.

MFS Total Return Fund - seeks above-average income consistent with prudent employment of capital, and growth of capital and income.

                          THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1998 AND 1997


Templeton Foreign Fund - seeks long-term capital growth.

Templeton Growth Fund - seeks long-term capital growth.

Asset Allocation Portfolios
---------------------------

Four Asset Allocation Portfolios are offered as investment options for balancing risk and return:

Barclays Global Investors Three-Way Asset Allocation Fund - seeks long-term return while controlling risk.

Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.

Moderate Asset Allocation Portfolio - seeks moderate risk and return.

Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

     The Conservative, Moderate, and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. All three asset allocation portfolios have as their components the Fixed Income Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Fixed Fund or the other Merrill Lynch options varies depending on risk.

     Participants may allocate their Employee Deposits and Company Contributions among all funds at their discretion and may reallocate the amounts in their accounts among all the funds at their discretion. Members may reallocate the amounts in their accounts among all funds, except the loan fund at their discretion.

     Affiliated Company transfers in(out) represents the net movement of participant account balances among the Plan and other defined contribution benefit plans of the Affiliated Companies.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997



ADMINISTRATION

     The designated trustee of all aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Sentinel Transportation Company or its' delegee may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks and other investment organizations, to provide a stable rate of return for the Fixed Income Fund.

     Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, DuPont Common Stock Fund, Asset Allocation Funds, Index Funds, and Mutual Funds shall be included in the cost of such securities of investments, or deducted from the sale proceeds, as the case may be. All administrative expenses not specified in the preceding sentence, shall be paid out of rebates or record keeping costs and other discounts in connection with investment vehicles available in the Plan. Any administrative costs in excess of rebates or other discounts should be the responsibility of the Company.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

RECEIVABLES

     Receivables are comprised of Employee Deposits of $77,980 and $72,687, Company Contributions of $60,451 and $58,426, and loan repayments of $9,171 and $4,192 which are amounts due as of December 31, 1998 and December 31, 1997 respectively.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

     The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except the Stable Value Fund, which is valued at contract value. The Stable Value Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices which represent the net assets value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at fair value of all underlying assets as reported by the applicable custodian. Loans to Participants, short-term investments, and cash are valued at cost, which approximates fair value. DuPont Common Stock is valued at its quoted price at year-end.

     The purchase of shares of DuPont common stock may be made in the open market or from DuPont if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported by the New York Stock Exchange - Composite Transactions on the last day proceeding the date of such purchase from DuPont.

     Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 3 -- INVESTMENTS

     The Stable Value Fund option provided by the Plan is also available to participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany, and the Thrift Plan for Employees of Conoco Inc. (the "Conoco Plan") administered by Conoco Inc, a wholly owned subsidiary of DuPont. Accordingly, the investments in these funds by participants in the Plan and the Consol Plan and the Conoco Plan have been commingled for investment purposes; however, the Plan assets are maintained separately by the trustee.

     The Stable Value Fund consists of guaranteed investment contracts (GIC), separate account portfolios (SAP), and synthetic guaranteed investment contracts
(SYN).

     The following individual contracts represent more than 5% of the net assets available for plan benefits as of December 31, 1998 and 1997:


Prudential Insurance Company               8.55%                       07/01/01
Metropolitan Life Insurance Company        7.36%                       01/01/00

            The ending balances of these contracts are listed below:



                                                      Contract     Contract
                                                       Value         Value
                                                      12/31/98     12/31/97
                                                     ---------     ---------

Prudential Insurance Company                         $ 367,309     $ 258,831
Metropolitan Life Insurance Company                  $      -      $ 201,936


     The crediting interest rate ranged from 5.93% to 9.89% for the years ended December 31, 1998 and 1997. The fund's blended interest rate of return for the year was 7.84% in 1998 and 7.63% in 1997.

     The crediting rates for SAP and SYN contracts are reset annually and are based on market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield to maturity, duration (i.e., the present value of weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997



     The contract values and fair values of investment contract as of December 31, 1998 are as follows:



                                            Contract
                                             Value            Fair Value
                                           ----------         ----------
Guaranteed Investment Contracts            $  179,775         $  179,775
Money Fund                                     42,629             42,629
Synthetic Guaranteed Investment Contracts   1,666,703          1,666,703
Separate Account Guaranteed Contracts         505,280            505,280
                                           ----------         ----------
                                           $2,394,387         $2,394,387
                                           ==========         ==========


     Included in the fair value of synthetic guaranteed investment contracts is ($208) related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

     Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized but the total gain or loss will be un affected.


NOTE 5 -- INCOME TAX STATUS

     The Plan was established January 1, 1996. The Trustees and legal counsel have applied for a favorable determination letter on May 14, 1999 from the Internal Revenue Service. The Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Trustees and legal counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE 6 -- RELATED PARTY TRANSACTION

     Certain Plan investments are shares of mutual funds managed by the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1998 AND 1997



NOTE 7 -- SUBSEQUENT EVENTS

     Effective March 1, 1999, employees will become eligible to participate on the first of the month following the month of hire. Employees with less than one year of service as of March 1, 1999 will become eligible for participation on this date.

     Effective March 1, 1999, if a participant terminates employment with the Company and their account balance is less than $5,000, their account balance will automatically be distributed. If a participant's balance is greater than $5,000 at termination, the participant may leave their balance in the Plan until April 1 of the year when the participant reaches 70-1/2.

     In 1999, the Company's parent will complete its spin-off from duPont. Management does not expect this to materially affect the Plan.

                  [LETTERHEAD OF SIMON MASTER & SIDLOW, P.A.]


                          Independent Auditors' Report
                          ----------------------------

                           on Supplemental Schedules
                           -------------------------



     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Simon, Master & Sidlow, P.A
-------------------------------
Simon, Master & Sidlow, P.A.
Wilmington, Delaware

July 9, 1999

                                  SCHEDULE I

                           THRIFT PLAN FOR EMPLOYEES
                                      OF
                        SENTINEL TRANSPORTATION COMPANY

           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1998

                                                                                                                Current
                            Description                                                  Cost                     Value
                            -----------                                                  -----                  -------
Aetna Life Insurance Co. -9.89%, 06/01/00 (GIC)                                      $   50,037                $   50,037
Aetna Life Insurance Co. -9.32%, 06/01/99 (GIC)                                          20,749                    20,749
Aetna Life Insurance Co. -7.05%, 12/31/25 (SYN)                                         174,133                   174,133
Bankers Trust Co. -5.93%, 12/31/99 (SYN)                                                144,091                   144,091
Bankers Trust Co. -7.68%, 12/31/25 (SYN)                                                114,279                   114,279
CDC Inv. Mgmt. Corp. -6.95%, 10/01/02 (SYN)                                             121,826                   121,826
Capital Holding Corp. -7.07%, 01/01/04 (SYN)                                            194,056                   194,056
Citibank -7.42%, 08/31/01 (SYN)                                                          61,569                    61,569
Deutsche Bank -6.73%, 12/31/25 (SYN)                                                    153,603                   153,603
Deutsche Bank -7.03%, 12/31/25 (SYN)                                                    217,278                   217,278
J.P. Morgan -6.02%, 01/01/00 (SYN)                                                      162,414                   162,414
ML Premier Institutional Fund (Money Fund)                                               42,629                    42,629
Metropolitan Life -7.36%, 01/01/00 (SAP)                                                137,971                   137,971
New York Life -9.71%, 06/01/99 (GIC)                                                     21,573                    21,573
New York Life -9.11%, 06/01/99 (GIC)                                                     20,483                    20,483
Peoples Security Life Ins. -6.75%, 12/31/99 (SYN)                                       130,424                   130,424
Principal Mutual Life Ins. Co. -9.10%, 06/01/99 (GIC)                                    19,819                    19,819
Prudential Insurance -8.55%, 07/01/01 (SAP)                                             367,309                   367,309
Travelers Insurance -9.66%, 06/01/00 (GIC)                                               47,114                    47,114
Union Bank of Switzerland -6.85%, 01/01/25 (SYN)                                        193,030                   193,030
                                                                                     ----------                ----------
Total GIC, Money Fund SAP, SYN                                                       $2,394,387                $2,394,387
                                                                                     ----------                ----------

DuPont Common Stock Fund                                                             $1,727,582                $1,491,369
Aggressive Asset Allocation Portfolio                                                     1,966                     2,115
Barclays 3-way                                                                           48,350                    58,893
Merrill Lynch Small Cap Index                                                               421                       448
Merrill Lynch Equity Index Trust                                                         70,838                    83,661
Merrill Lynch International Index                                                         1,286                     1,355
Fidelity Low Priced Stock                                                                 6,212                     5,710
Merrill Lynch Global Holdings Class A                                                    25,455                    25,094
Templeton Growth Fund                                                                        40                        40
AIM Value Fund                                                                           15,261                    16,843
Fidelity Growth & Income Fund                                                            39,985                    43,576
Merrill Lynch Growth Fund                                                                 8,324                     6,972
AIM Equity Constellation Fund                                                             5,094                     5,568
Templeton Foreign Fund                                                                    2,530                     2,260
Fidelity Magellan Fund                                                                  232,113                   279,407
Fidelity Fund                                                                            28,888                    32,410
Fidelity Equity Income Fund                                                                 948                       928
Franklin Cust Fund                                                                        5,957                     6,397
MFS Research Fund                                                                         4,856                     5,160
Merrill Lynch Capital Fund                                                               76,286                    75,977
Merrill Lynch Basic Value Fund                                                           48,546                    49,130
Franklin Small Cap Growth Fund                                                           13,077                    12,971
Janus Enterprise Fund                                                                        91                        97
Janus Mercury Fund                                                                       16,781                    19,234
Hotchkis & Wiley International Fund                                                         939                       920
MFS Total Return Fund                                                                     1,381                     1,271
Loans to Participants                                                                   274,109                   274,109
                                                                                     ----------                ----------
Total Investment Portfolio                                                           $5,051,704                $4,896,302
                                                                                     ==========                ==========

GIC:         Guaranteed Investment Contract
SAP:         Separate Account Portfolio
SYN:         Synthetic Guaranteed Investment Contract

                                  SCHEDULE II

                           THRIFT PLAN FOR EMPLOYEES
                                       OF
                        SENTINEL TRANSPORTATION COMPANY

                  ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                   TRANSACTIONS OR SERIES OF TRANSACTIONS IN
                  EXCESS OF 5% OF CURRENT VALUE OF PLAN ASSETS






                                                                                   Current
                                                                                   Value of
 Identity                                                            Contract      Asset on
 of Party             Description                  Purchase        Value/Sales   Transaction       Transaction         Gain
    on
 Involved               of Asset                    Price             Price          Date            Date
----------           ------------                 ----------        ----------     ----------      -----------
                      Transaction
                     ------------
DuPont                DuPont Stock               $1,047,564                       $ 1,047,564           Various         $
DuPont                DuPont Stock                  380,781            436,756                          Various           55,975
Sentinel              Stable Value Fund           1,376,635                         1,376,635           Various
Sentinel              Stable Value Fund             769,780            815,494                          Various          45,7144
ML                    Fidelity Megellan             138,078                           138,078           Various
ML                    Fidelity Megellan              71,164             81,479                          Various           10,315
Sentinel              Loan Fund                     213,965                           213,965           Various
Sentinel              Loan Fund                      87,992             87,992                          Various
ML                    Pending Settlement            700,190                           700,190           Various
ML                    Pending Settlement            703,403             70,403                          Various
